COPERNIC UPGRADES PRIVATE LABEL PROGRAM FOR DESKTOP SEARCH
WITH ENHANCED ADVERTISING FEATURES

Montreal, Canada, October 12, 2007 - Copernic Inc., (NASDAQ: CNIC), a leader in Internet search technology and online advertising, announced an upgrade to its private label program. The private label program is a unique way for Internet Service Providers (ISPs), portals, and websites to incorporate Copernic Desktop Search directly into their website so that they can promote their brand, advertise their products and services, and more efficiently position their company on the desktop of their customer’s computers.

Eric Bouchard, Vice President of Products for Copernic Inc. commented on the upgrade by saying, “Our new version is now a fully customizable application that provides multiple entry-points for ISPs, portals and IT consultants to leverage their existing web and site search. It also provides embedded links to advertise their own products and services. All of this translates into increased traffic, better customer retention, and increased advertising revenues for our customers.”

With the launch of the upgrade, licensees can now better leverage their existing search engine to drive additional advertising revenue. The upgrade is a result of customer requests for additional ways to help support their online advertising initiatives.

The technology is also available for licensing as a Software Developers Kit (SDK) for IT consultants and web developers that want to integrate desktop search into the applications they build for their customers.

More information on the private label program can be found at http://privatelabel.copernic.com or by emailing privatelabel@copernic.com.

This initiative complements Copernic’s growth strategy announced in the second quarter of 2007 to:

-	Leverage its presence globally to establish Copernic as a major player in mobile desktop search
-	Expand its distribution channels for search/media solutions and software licensing agreements
-	Continue its investment in R&D to maintain high standards of innovation and advanced technology.

About Copernic Desktop Search (CDS)
Critically acclaimed since its introduction, CDS is used by millions worldwide. As leading edge technology it has garnered several prestigious awards and recognition. CDS was recently named top desktop search tool by PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines. These studies cite CDS’ ease of use, concise search results and video and music search as key factors in the high rankings.

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com